Exhibit 99.1

K Wave Media Ltd. Announces Pricing of $1.0 Million Registered Direct Offering

NEW YORK, August 19, 2026 — K Wave Media Ltd. (Nasdaq: KWM) (“K Wave Media” or the “Company”), a Nasdaq-listed company focused on AI infrastructure and related technologies, today announced that it has entered into definitive agreements for the purchase and sale of 526,314 ordinary shares at a purchase price of $1.90 per share in a registered direct offering, for gross proceeds of approximately $1,000,000, before deducting commissions and offering expenses. The closing of the offering is expected to occur on or about August 20, 2026, subject to the satisfaction of customary closing conditions.

D. Boral Capital LLC is acting as the exclusive placement agent for the offering.

The securities described above are being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-297167) previously filed with the U.S. Securities and Exchange Commission (“SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), and declared effective by the SEC on July 9, 2026. The offering of the ordinary shares are being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A prospectus supplement describing the terms of the proposed registered direct offering and accompanying prospectus will be filed with the SEC. Electronic copies of the prospectus supplement and accompanying prospectus may be obtained, when available, on the SEC’s website at https://www.sec.gov or by contacting D. Boral Capital, LLC, via email at dbccapitalmarkets@dboralcapital.com, by calling +1 (212) 970-5150, or by standard mail at D. Boral Capital LLC, 590 Madison Ave 39th floor, New York, NY 10022

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About K Wave Media

K Wave Media Ltd. (Nasdaq: KWM) is focused on identifying and pursuing strategic opportunities in high-growth industries, including AI-related companies, while continuing to evaluate initiatives to enhance long-term shareholder value.

Forward-Looking Statements and Safe Harbor Notice:

This press release contains statements that constitute “forward-looking statements,” including with respect to the anticipated use of the net proceeds. No assurance can be given that the net proceeds of the offering will be used as indicated. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Registration Statement and related prospectus filed in connection with the initial public offering with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Investors Contact:

Investor Relations: info@kwavemedia.com

Public Relations: info@redroosterpr.com